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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

WorldGate Communications, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
98156L307
(CUSIP Number)
Leonard H. Bloom
Akerman Senterfitt
1 S.E. 3rd Avenue, 25th Floor
Miami, FL 33131
(305) 374-5600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 24, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98156L307	Page	2	of	5

1	NAMES OF REPORTING PERSONS Antonio Tomasello

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

	7	SOLE VOTING POWER

NUMBER OF		8,689,587(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,689,587(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,871,542(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes warrants to purchase 2,564,102 shares of Common Stock.

CUSIP No.	98156L307	Page	3	of	5

1	NAMES OF REPORTING PERSONS John Tsialas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		181,955

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		181,955

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,307,440(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.68%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(2) Does not include warrants to purchase 2,564,102 shares of Common Stock owned by Tomasello Reporting Person.

CUSIP No.	98156L307	Page	4	of	5
This Amendment No. 7 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on July 28, 2006, as amended by Amendment No. 1 to such Schedule 13D filed on August 15, 2006, as further amended by Amendment No. 2 to such Schedule 13D filed on October 3, 2006, as further amended by Amendment No. 3 to such Schedule 13D filed on October 16, 2006, as further amended by Amendment No. 4 to such Schedule 13D filed on November 13, 2006, as further amended by Amendment No. 5 to such Schedule 13 D filed on March 14, 2007, and as further amended by Amendment No. 6 to such Schedule 13D filed on June 1, 2007. This statement is filed on behalf of both the Tomasello Reporting Person and the Tsialas Reporting Person (each as defined below, and collectively, the “Reporting Persons”). Items 1, 2 3, 4, 6, and 7 remain unchanged. Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a)	As of the date of this Amendment, the Tomasello Reporting Person beneficially owns 8,871,542 shares of Common Stock, of which 2,564,102 are warrants to purchase shares of Common Stock. In the aggregate, this represents approximately 16.97% of the shares of the Company’s Common Stock, calculated in accordance with Rule 13d-3 promulgated under the Securities Act of 1934, as amended. As of the date of this Amendment, the Tsialas Reporting Person beneficially owns 6,307,440 shares of Common Stock, which does not include the warrants to purchase 2,564,102 shares of Common Stock owned by Tomasello Reporting Person. In the aggregate, this represents approximately 12.68% of the shares of the Company’s Common Stock calculated in accordance with Rule 13d-3 promulgated under the Securities Act of 1934, as amended.
(b)	The Tomasello Reporting Person has the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of 8,689,587 shares of the Company’s Common Stock, of which 2,564,102 are warrants to purchase shares of Common Stock. The Tsialas Reporting Person has the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of 181,955 shares of the Company’s Common Stock.
(c)	The Tomasello Reporting Person effected the transaction listed below in shares of the Company’s Common Stock during the last 60 days. This transaction was a private placement between Tomasello Reporting Person and the Company.

Trade Date	Number of Shares of Common Stock	Type of Trade	Price Per Share Paid
9/24/07	2,564,102	buy	0.39

Grant Date	Number of Warrants	Date Exercisable	Expiration Date	Exercise Price
9/24/07	2,564,102	9/24/2007	9/23/2012	0.485

CUSIP No.	98156L307	Page	5	of	5
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 11, 2007

/s/ Antonio Tomasello
Antonio Tomasello

/s/ John Tsialas
John Tsialas

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).